Citypoint 1 Ropemaker Street London EC2Y 9AW England Tel: +44 (0) 20 3580 4700 Fax: +44 (0) 20 3580 4800

December 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Sonia Bednarowski

John Dana Brown

Amit Pande

John Spitz

Re:	Fidelis Insurance Holdings Limited

    Draft Registration Statement on Form F-1

    Submitted September 29, 2022; Re-submitted December 14, 2022

    CIK No. 0001636639

Ladies and Gentlemen:

On behalf of Fidelis Insurance Holdings Limited (“FIHL” or the “Company”), we are submitting this letter and the following information in response to the letter, dated October 26, 2022, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on September 29, 2022. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

Except for the page references contained in the comments of the Staff, references to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.

Comment: Please provide us a brief analysis explaining why the issuance of securities of MGU HoldCo and FIHL in the Separation Transactions will not require registration pursuant to the Securities Act.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the Separation Transactions, FIHL’s Common Shares will be issued (i) upon the exercise of vested restricted stock units outstanding under the 2015 Non-Qualified Share Option Plan, (ii) upon the accelerated vesting and exercise of vested restricted stock units outstanding under the 2018 Non-Qualified Share Option Plan and (iii) upon the exercise of “in the money” warrants, outstanding under various warrant instruments issued to employees and former employees of FIHL ((i) – (iii) the, “FIHL Private Placement(s)”). The terms of the 2015 Non-Qualified Share Option Plan, 2018 Non-Qualified Share Option Plan and the various warrant instruments have, subject to applicable vesting schedules and exercises prices, always envisaged settlement of the restricted stock units and warrants in Common Shares.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Willkie Farr & Gallagher (UK) LLP is a limited liability partnership formed under the laws of the State of Delaware, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 565650.

The Company respectfully advises the Staff that FIHL is relying on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder, or on Regulation S under the Securities Act, as applicable, as the exemptions from registration under Section 5 of the Securities Act with respect to the shares to be issued in the FIHL Private Placements. FIHL believes that the issuance and sale of its shares constitute valid private placements pursuant to Rule 152 that is not vitiated by the filing of the Registration Statement.

Rule 152(b)(1) sets forth a non-exclusive safe harbor from integration for offerings made more than thirty (30) calendar days before or after any other offering. FIHL expects to terminate the FIHL Private Placements more than thirty (30) calendar days prior to commencement of the public offering to which the Registration Statement relates.

To the extent FIHL determines to extend the FIHL Private Placements beyond the date on which it publicly files its Registration Statement, FIHL expects the offerings to be in compliance with the Staff’s guidance relating to the integration of concurrent private and registered offerings, and with the general integration principle of Rule 152(a) on the basis that there will be no general solicitation of any recipient in the exempt offerings and the issuer has previously established a substantive relationship with the recipients prior to the exempt offerings.

In the event of such a delay in the private offerings (which is currently not anticipated), FIHL will evaluate the facts and circumstances of each offering at such time to ensure it is in compliance with the Staff’s guidance relating to the integration of concurrent private and registered offerings, and with the general integration principle of Rule 152(a).

Separately, pursuant to the Cooperation Agreement dated as of July 23, 2022 among FIHL, MGU HoldCo and certain third-party investors in Shelf Holdco Ltd., Shelf HoldCo Ltd., the ultimate parent of MGU HoldCo will its issue shares to certain third-party investors upon consummation of the Separation Transactions (the “MGU HoldCo Private Placement”).

The Company respectfully advises the Staff that MGU HoldCo is also relying on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder, or on Regulation S under the Securities Act, as applicable, as the exemptions from registration under Section 5 of the Securities Act with respect to the shares to be issued in the MGU HoldCo Private Placement. MGU HoldCo believes that the issuance and sale of its shares constitute valid private placements pursuant to Rule 152 that is not vitiated by the filing of the Registration Statement.

2.

Comment: If material to your business, please revise to discuss your collateralized special purpose insurer, Socium Re. In this regard, we note your disclosure on page F-48. Similarly, to the extent that the Managing General Agents, in which Fidelis has invested through Pine Walk Capital Limited, are material to your business, please revise to discuss. In this regard, we note your disclosure on page F-10.

Response:

(a)	In response to the Staff’s comment regarding Socium Re, the Company has revised the disclosure on page 143.

(b)

In response to the Staff’s comment regarding managing general agents in which Fidelis has invested through Pine Walk Capital, the Company respectfully advises the Staff that it does not consider the managing general agents in which Fidelis has invested through Pine Walk Capital as material to the Group’s business. Additionally, commissions paid to such subsidiary cells of Pine Walk Capital by Fidelis for any business that is originated by them are in line with customary commissions charged by third party managing general agents and are not material to Fidelis.

Summary, page 5

3.

Comment: We note your disclosure on page 5 that your GPW was $2.8 billion for the year ended December 31, 2021. Please revise to provide a definition of GPW here, including a brief description of how your GPW was calculated, and disclose here your revenue and net income for the fiscal year ended December 31, 2021. Also revise to define each term that you have included in the Glossary of Selected Terms the first time such terms are used in your prospectus.

Response:

(a)	In response to the Staff’s comment regarding including the GPW definition, the Company has revised the disclosure on page 4.

(b)

In response to the Staff’s comment regarding disclosure of the Group’s revenue and net income for the fiscal year ended December 31, 2021, the Company has revised the disclosure on pages 6, 114 and 149.

(c)	In response to the Staff’s comment regarding the Glossary of Selected Terms, the Company has revised the disclosure throughout the Amended Registration Statement.

4.

Comment: Please revise to disclose here your current ratings by AM Best, S&P and Moody’s Investors Service, including a description of the range of ratings given by each rating agency and what the ratings you received indicate. Also disclose here and on pages 39 and 40 the S&P revised ratings outlook following the announcement of the proposed Separation Transactions as well as the AM Best and Moody’s Investors Service ratings following the announcement of the proposed Separation Transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 44, 45, 169 and 170.

Our Company, page 6

5.

Comment: Please revise here to clarify what you mean by your disclosure that, following the Separation Transaction, the Listed Group will be positioned as a “scaled” insurance provider. In addition, please disclose here all of the jurisdictions in which you offer property, bespoke and specialty and reinsurance products, and consider including the percentage of revenues earned in each jurisdiction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 150.

6.

Comment: Please revise to state that there is no guarantee that you will experience the peer stock price appreciation, peer loss ratios and peer combined ratios disclosed in the third paragraph of this section on page 6. In addition, please disclose here and on page 142 any differences in how the peer ratios were calculated and how your ratios were calculated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 150.

The Company respectfully advises the Staff that the Company’s and its peers’ combined ratios for 2017-2021 generally represent the sum of loss and loss adjustment expenses, acquisition costs and general and administrative expenses as a percentage of net premium earned. In respect of the Company, the combined ratio in 2018 includes a negative $2.1 million adjustment to NPE as a result of costs associated with the purchase of a derivative instrument to protect against Typhoon Jebi. Correspondingly, the combined ratio in 2018 includes a $10 million positive adjustment to investment returns recognized on the derivative. There are no adjustments in other periods. This is described in more detail on pages 8 and 150 of the Amended Registration Statement.

Figures in respect of the peers’ combined ratios for 2017-2021 are as reported and sourced from company filings or annual reports per company websites as follows: from their latest annual report filed with the Commission on Form 10-K for Arch, W. R. Berkley, Argo, Markel, Renaissance Re, Everest Re, Axis Capital, from their latest annual reports for Hiscox, Beazley, and Lancashire published in the U.K. and from its latest annual report filed with the Commission on Form 20-F for Aspen.

7.

Comment: Please revise to further explain the underwriting role that Fidelis Underwriting Limited (“FUL”) will have following the Separation. We note your statement that Fidelis MGU will carry on the origination and underwriting activities of Current Fidelis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 22, 102, 114 and 149.

Our Commitment to Environmental, Social and Governance Matters, page 7

8.

Comment: We note that the second risk factor on page 63 states that a material change in the asset value of fossil fuels or the securities of energy companies and companies in related sectors could materially adversely affect your investment portfolio. Please revise here and on page 143 to balance and clarify your disclosure regarding your ESG objectives by addressing the level of your dependence on the asset value of fossil fuels and the securities of energy companies and companies in related sectors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 69 and 152.

Strategic Relationship with the Fidelis MGU, page 8

9.

Comment: Please revise here to include a summary of the Amended and Restated Common Shareholders Agreement, including the provisions regarding MGU HoldCo’s consent rights, the Allocation Rights and board nomination rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 154.

Our Competitive Strengths, page 13

10.

Comment: Please revise to clarify what you mean by “exposures to legacy issues” on page 14, and disclose here the basis for your belief that your exposure to legacy issues that predate your incorporation is less than those of your competitors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 159.

Our Strategy, page 16

11.

Comment: Please revise your disclosure on page 17 to clarify what you mean by your statement regarding “Fidelis MGU’s long and trusted relationships” by disclosing the nature of these relationships, the types of entities with which Fidelis MGU has long and trusted relationships and how such relationships will help you grow your Bespoke and Specialty pillars. In addition, please disclose the markets on which you intend to focus. We also note your disclosures regarding providing new products. To the extent you currently have material plans to provide new products please include a description of the products, an estimated timeline for the introduction of such products and a discussion of any challenges you may face in offering such products.

Response:

(a)	In response to the Staff’s comment regarding clarification of the meaning behind “Fidelis MGU’s long and trusted relationships,” the Company has revised the disclosure on pages 19 and 161.

(b)	In response to the Staff’s comment regarding markets on which the Group intends to focus, the Company has revised the disclosure on pages 20 and 162.

(c)	In response to the Staff’s comment regarding new products, the Company has revised the disclosure on pages 20 and 162.

Our Corporate Structure Proposed Final Listed Group Structure, page 20

12.

Comment: Please revise to show the percentage of ownership of the Institutional Investors, the Founders, MGU Holdco, management and the public shareholders in the Listed Group Structure. In addition, please provide a brief explanation of each subsidiary in the footnotes to the Current Group Structure and the Listed Group Structure.

Response:

(a)

In response to the Staff’s comment regarding showing the percentage of ownership of the Institutional Investors, the Founders, MGU Holdco, management and the public shareholders in the Listed Group Structure, the Company has revised the disclosure on pages 24, 105 and 169. The Company respectfully advises the Staff, that the precise percentage of ownership of the Institutional Investors, the Founders, MGU Holdco, management and the public shareholders in the Listed Group Structure will be confirmed following the consummation of the Separation Transactions. The Company’s revised disclosure includes placeholders for those figures and the Company intends to amend the draft Registration Statement following the preparation and audit of its financial statements for the year ended December 31, 2022.

(b)

In response to the Staff’s comment regarding including a brief explanation of each subsidiary in the footnotes to the Current Group Structure and the Listed Group Structure, the Company has revised the disclosure on pages 23, 24, 104, 105, 168 and 169.

Recent Developments, page 20

13.

Comment: Please revise to provide quantitative disclosure regarding any material exposure to Russian equities and fixed maturity assets. In addition, please expand this section and your risk factors to discuss and describe your potential exposure to losses associated with the Ukraine Conflict. In this regard, we note your disclosure that you cannot estimate the amount of potential losses.

Response:

(a)	In response to the Staff’s comment regarding any material exposure to Russian equities and fixed maturity assets, the Company has revised the disclosure on pages 24, 25 and 119.

(b)

In response to the Staff’s comment regarding potential exposure to losses associated with the Ukraine Conflict, the Company respectfully advises the Staff that it is unable at this time to estimate with any particularity the aggregate amount of any potential losses. However, the Company plans to further revise the disclosure to discuss and quantify any potential exposure to losses associated with the Ukraine Conflict, following the preparation and audit of its financial statements for the year ended December 31, 2022.

Risk Factors

Risks Relating to the Group’s Business and Industry

Any future acquisitions, strategic investments, page 36

14.

Comment: Please revise to state whether the Group has any current plans for acquisitions or strategic investments, and, if so, whether you have identified specific targets or signed any agreements related to such acquisitions or strategic investments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42.

A downgrade or withdrawal of, of other negative action relating to, page 39

15.

Comment: Please revise to discuss here the Group’s current third-party credit ratings. In this regard, we note that you address the risks related to third-party credit rating agencies increasing the levels of capital they require an insurer or reinsurer to hold in order to maintain a certain credit rating.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45.

Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business

The Group is reliant on third-party service providers and their IT systems, page 58

16.

Comment: We note your disclosure that you have previously suffered cyber-attacks. To the extent material, please revise to include a discussion of the magnitude of the incident or incidents, the consequences and when the attacks occurred.

Response: The Company respectfully advises the Staff that it does not consider these isolated cyber-attacks to have been material to the Group or its ability to conduct business.

Cautionary Note Regarding Forward-Looking Statements, page 93

17.

Comment: We note your disclosure in the third bullet point on page 94 regarding the risk of FIHL being deemed an investment company under U.S. federal securities laws. Please revise your risk factors section to discuss this risk and the impact of such a determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 100

18.

Comment: We note your use of terminology such as directly attributable, factually supportable and expected to have a continuing impact when describing your pro forma adjustments on pages 26 and 100. Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-10786, which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your pro forma discussion to conform to the updated guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 32 and 107.

Performance Measures and Non-U.S. GAAP Financial Measures, page 112

19.	Comment: Please revise to include a reconciliation of the expense ratio and combined ratio.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Performance Measures and Non-U.S. GAAP Financial Measures Operating Net Income, RoE, Operating RoE, and Steady State RoE, page 114

20.

Comment: Please tell us how you considered whether your non-GAAP measure of Steady State RoE substitutes individually tailored recognition and measurement methods for those of U.S. GAAP, which could result in a misleading measure that violates rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered numerous factors in determining that disclosing the non-U.S. GAAP measure of Steady State RoE would be useful to investors and provide better comparability to its past, current, and future results. Based upon the Company’s interactions with investors, it believes that financial analysts will seek information regarding Steady State RoE for modelling purposes. Rather than provide this information only on request, the Company determined that it should provide it transparently within its public disclosures to facilitate comparability. For the reasons provided below, the Company respectfully submits that it does not believe that the disclosure of the non-U.S. GAAP measure of Steady State RoE is inconsistent with the Staff’s guidance or Rule 100(b) of Regulation G.

The Company has achieved significant and rapid growth since inception, resulting in the earned premium trailing the written premium (see $2,113.7 million of Unearned Premium Reserve (“UPR”) recorded in the Group’s audited consolidated balance sheet as of December 31, 2021, included in the Amended Registration Statement). Applying Steady State adjustments to operating net income to assume Net Premiums Earned (“NPE”) at 90% of Net Premiums Written (“NPW”) for each of the Bespoke and Specialty segments (reported NPE for the Bespoke and Specialty segments for year ended December 31, 2021 were 61.9% and 70.6%, respectively) illustrates what the Group’s earned premium would be, based on a more mature business profile, when earned premium would be closer to written premium. The net loss ratio and the net acquisition cost ratio for each of the Bespoke and Specialty pillars are used to calculate Steady State net income, which, when divided by opening Common Shareholders Equity, presents an illustrative Steady State RoE.

The primary goal of the Steady State RoE measure is to illustrate, on a supplemental basis only, the current performance of the Group under a more mature business profile. It is not intended to be a substitution of a non-U.S. GAAP measure for a U.S. GAAP measure (the most comparable U.S. GAAP measures are more prominently displayed throughout the Amended Registration Statement and full reconciliations included for any applicable non-U.S. GAAP measures (including Steady State RoE)). When read in conjunction with Operating RoE (derived from the U.S. GAAP measure ‘Net income attributable to shareholders’), which reflects the performance of the current business activity in the Group’s rapid growth phase, Steady State RoE is intended to offer a supplemental view to reflect the performance of the same current level of business written, while assuming such level of business was sustained at this level for a more mature company without the distortions of UPR.

The Company considers that the Steady State RoE presentation better reflects the nature of the Group’s business, capturing both the economic reality of the Group’s business and how the business is managed. With regards to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G, for the above reasons the Company does not view Steady State RoE as misleading or inconsistent with the Staff’s guidance. Further, if the Company does not disclose Steady State RoE, it believes its results could be less useful and potentially misleading to investors and financial analysts.

Business Our Company Our Commitment to Environmental, Social and Governance Matters, page 143

21.

Comment: Please disclose whether you have set any goals or limits related to the carbon intensity of your insurance portfolios, and, if so, please describe these goals or limits. Please disclose your target allocation to GSS investments, the limitations on issuers with poor ESG ratings and the limitations on select industries. Also disclose how you determine whether your strategies of monitoring outreach and interview stage progression are successful at increasing the hiring of women and ethnically diverse employees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 151 and 152.

Outwards Reinsurance or Retrocessional Coverage, page 153

22.	Comment: Please revise to provide quantitative information regarding the outward reinsurance and retrocessional coverage you purchased or had in the fiscal year ended December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163.

Framework Agreement, page 177

23.

Comment: Please clarify what you mean by “informal” forum and the “Fidelis MGU platform” in the Joint Referral Forum subsection on page 177. In addition, in the Run-Off Services section on page 179, you state that “no separate termination fee” will be payable by the Listed Group. Please revise to clarify whether the Listed Group is required to pay a termination fee if it chooses not to renew the Framework Agreement. Also explain how the parties determine, after the date of termination, whether the risks continue to be live.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 188, 189 and 190.

24.

Comment: In the Delegation section on page 179, your disclosure that “[t]he Fidelis MGU may not sub-delegate to any third party any of its responsibilities under a Delegate Underwriting Authority Agreement without the prior written consent of the Listed Group” appears to be inconsistent with your disclosure on page 180 that “[t]he Fidelis MGU will have full delegation and authority with respect to policy language and will be permitted to sub-delegate underwriting authority to a closed initial list of managing general underwriters.” Please revise to clarify by listing the specific responsibilities that Fidelis MGU may not sub-delegate to a third party.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 190.

25.

Comment: Please revise your disclosure on page 181 to clarify the Listed Group’s obligations pursuant to the Framework Agreement with regards to any pre-existing capital arrangements with third party managing underwriters.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 192.

Material Contracts and Related Party Transactions Cooperation Agreement, page 177

26.

Comment: Please revise to identify the third-party investors that have entered into the Cooperation Agreement, and please expand your discussion of the Cooperation Agreement, the Inter-Group Services Agreement, the Intra-Group Services Agreement and the Human Resources Transitional Services Agreement to disclose all of the material terms, including the term of each, the fees associated with each and the termination provisions of each.

Response:

(a)	In response to the Staff’s comment regarding the third-party investors that have entered into the Cooperation Agreement, the Company has revised the disclosure on page 188.

(b)	In response to the Staff’s comment regarding inclusion of a description of the material terms of the Inter-Group Services Agreement, the Company has revised the disclosure on pages 197, 198 and 199.

(c)

With regards to the Staff’s comment regarding inclusion of a description of the material terms of the Intra-Group Services Agreement, the Company respectfully advises the Staff that the Intra-Group Services Agreement, pursuant to which FIHL and FIHL (UK) Services pass the services received pursuant to the Inter-Group Services Agreement on to the Listed Group, and all references thereto have been removed from the Amended Registration Statement as such agreement will be internal only as between the Listed Group and therefore immaterial to the Group.

(d)

In response to the Staff’s comment regarding inclusion of a description of the material terms of the Transitional Services Agreement, the Company has revised the disclosure on page 199. The Company plans to further revise the disclosure to discuss any agreement(s) relating to transitional services not covered by the Inter-Group Services Agreement, including any human resources services when the Company amends the draft Registration Statement following its preparation and audit of its financial statements for the year ended December 31, 2022.

Other

Other Existing Outsourcing Arrangements

Licensing Arrangements, page 187

27.

Comment: Please revise your disclosure on page 187 to discuss how Fidelis MGU will determine whether a license for the Prequel Policy Administration systems, the Jarvis Data Warehouse or the Fire Analytics is “appropriate” and the terms of any such licenses. In addition, please disclose whether FIHL will maintain ownership of Tyche.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 200.

Common Shareholders Agreement

Consent Rights and Minority Protections, page 188

28.

Comment: Your disclosure on page 187 that “for so long as MGU HoldCo holds 4.9% of the Common Shares of FIHL and the Framework Agreement is in effect,” MGU HoldCo will have the consent rights and allocation rights described on page 187 appears to be inconsistent with your disclosure that “[i]f, following the consummation of this offering, MGU HoldCo sells any of its Common Shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, MGU HoldCo will no longer be entitled to exercise the above mentioned consent rights or the Allocation Right.” Please revise for clarity and consistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 93, 154 and 201.

Quota Share Agreement, page 191

29.

Comment: To the extent that any provisions of the quota share agreement with the National Indemnity Company will be in effect at the time of effectiveness of your registration statement, please revise to disclose the material terms of this agreement. In addition, please disclose whether the Management Loans of $4.5 million will be repaid prior to the effectiveness of your registration statement.

Response:

(a)

In response to the Staff’s comment regarding the quota share agreement with the National Indemnity Company, the Company respectfully advises the Staff that, upon further developments and review, such agreement is not a material contract for the Company. Such agreement will not be renewed following its expiration in December 2022 and it is not an agreement upon which the Company’s business was or is substantially dependent. Like other quota share agreements, the agreement with National Indemnity Company was entered into in the ordinary course of business conducted by the Group as a part of its strategy of purchasing outwards reinsurance and retrocessional coverage described in more detail on page 163 of the Amended Registration Statement. As a result, the Company respectfully submits that specifying this quota share agreement is not necessary for investors to form a more informed view of the Group’s business as a whole. The Company has revised the disclosure accordingly.

(b)	In response to the Staff’s comment regarding Management Loans, the Company has revised the disclosure on page 204.

Certain Provisions of the Amended and Restated Bye-Laws Number of Directors, page 200

30.

Comment: Please revise to identify here the Institutional Investor Affiliate Transferees and their Investor In Kind Transferees. In addition, please disclose the percentage of Initial Investor Shares that are held by the Institutional Investors, their Investor Affiliate Transferees and their Investor In Kind Transferees as well as the Founders, their Investor Affiliate Transferees and their Investor In Kind Transferees. Also, please disclose the directors nominated by each group permitted to nominate directors, and revise the Summary section to disclose the rights to nominate directors held by each group permitted to nominate directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 173 and 212.

Certain Regulatory Considerations, page 214

31.

Comment: We note your disclosure on page 141 that you are a leading global provider of property, bespoke and specialty insurance and reinsurance products. Please revise this section to address the regulations of all of the jurisdictions that are material to your business. In addition, you state that this section addresses applicable U.S. excess and surplus lines as well as U.S. certified reinsurer authorizations, but we were not able to locate such disclosure. Please revise accordingly.

Response:

(a)	In response to the Staff’s comment regarding regulations of jurisdictions material to the Group’s business, the Company has revised the disclosure on pages 9 and 151.

(b)

In response to the Staff’s comment regarding excess and surplus lines regulation as well as U.S. certified reinsurer authorizations disclosure, the Company has revised the disclosure on pages 238 and 239.

Premiums and Acquisition Costs, page F-13

32.	Comment: Please revise your filing to include a tabular roll-forward of deferred acquisition costs for each period presented.

Response: In response to the Staff’s Comment, the Company reviewed the disclosure requirements of Accounting Standards Codification (“ASC”) 944 (Financial Services-Insurance) and the Company respectfully advises that it is of the view that the disclosure requirements in relation to ‘acquisition cost’ as specified by ASC 944-30-50-1 were met by disclosing the:

(a)

nature and type of acquisition cost capitalized (noted on page F-13) and the amount capitalized at the end of the period (disclosed in the Consolidated Balance Sheet for each period ended as deferred policy acquisition costs on page F-5);

(b)	the method of amortizing the acquisition cost (disclosed on page F-13); and

(c)	the amount of acquisition costs amortized for each of the periods presented (disclosed in Consolidated Statements of Income as policy acquisition expenses on page F-6).

A tabular roll-forward requested by the Staff, will be applicable if the Company wrote ‘long duration contracts’ and ASU 2018-12 were adopted. As of the day of this letter, the Company does not have any long duration contracts.

Nevertheless, the Company respectfully advises the Staff that a tabular roll-forward of deferred acquisition costs for each period presented is provided below. The Company intends to include this disclosure in its audited consolidated financial statements for the year ended December 31, 2022 or in the amended draft Registration Statement, prior to its effectiveness.

	For the year ended December 31,
	2021	2020
Balance at the beginning of the period	276.5	201.2
Acquisition costs deferred	446.2	266.1
Amortization of deferred policy acquisition costs	(299.9)	(179.2)
Other movements	(19.5)	(11.6)

Balance at the end of the period	403.3	276.5

Please do not hesitate to call Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011-44 203 580 4729 with any questions or comments.

Very truly yours,

/s/ Joseph Ferraro

Joseph Ferraro